Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
October 21, 2011
Via EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631
ALST Casino Holdco, LLC
Registration Statement on Form 10
Ladies and Gentlemen:
          On behalf of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Company”) we submit in electronic form for filing the accompanying Registration Statement (the “Registration Statement”) on Form 10 of the Company, together with Exhibits, marked to indicate changes from Amendment No. 1 (“Amendment No. 1”) to the Company’s registration statement on Form 10 (File No. 000-54480) (the “Original Registration Statement”) as filed with the Securities and Exchange Commission (the “Commission”) on September 23, 2011. The Company withdrew the Original Registration Statement on October 7, 2011.
          The Registration Statement reflects the responses of the Company to comments regarding Amendment No. 1 received from the Staff of the Commission (the “Staff”) in an e-mail letter from Sonia Barros, dated October 13, 2011 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement.
          The Company has asked us to convey the following as its responses to the Staff:
Chapter 11 Reorganization, page 2
1.	We note your response to comment 16 in our letter dated September 6, 2011 and your disclosure on page 4 that a condition to the consummation of the Plan is that all actions necessary to implement the plan have been effected. Given your response to our comment, please revise this section

ALST Casino Holdco, LLC

to briefly elaborate on the corporate actions which still need to be effected in order to consummate the Plan.
Response to Comment 1
           On the Effective Date, the Company will authorize the issuance of Common Units to the Lenders in exchange for the Lenders’ contribution of New Aliante Equity to the Company. In addition, the Company will elect managers to the Board of Managers. Please see revised disclosure on page 4 of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Aliante Gaming
Overview, page 27
2.	We note your response to comment 11 in our letter dated September 6, 2011 and that you use EBITDA, internally, as one of your performance measures. Please note that you should identify and discuss key performance measures, including non-financial performance indicators, that management uses to manage the business and that would be material to investors. See Section I.B of Commission Interpretive Release No. 33-8350 (2003). Given this, we reissue our prior comment. Please provide a discussion of your key performance indicators or provide additional analysis as to why these indicators are not useful to an investor’s understanding of your financial condition.
Response to Comment 2
           Please see revised disclosure on pages 26-28 and 30 of the Registration Statement.
Financial Statements
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
3. Pro Forma Adjustments, page F-35
3.	We note your adjustment h. Please revise your filing to disclose how this amount is calculated.
Response to Comment 3
           Please see revised disclosure on page F-36 of the Registration Statement.

ALST Casino Holdco, LLC

4.	We note your adjustment j. Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you determined it was appropriate to record an adjustment for this item. Within your response, please ensure that you address how this adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.
Response to Comment 4
      In response to the Staff’s comment, the Company considered Article 11 of Regulation S-X in the preparation of the pro forma financial statements. In accordance with Rule 11-02 under Regulation S-X, pro forma financial information should provide information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at the beginning of the fiscal year presented. The pro forma results presented for the six months ended June 30, 2011 have been prepared assuming the Plan to be effective, and Aliante Gaming deemed to have emerged from bankruptcy, as of January 1, 2011. Reorganization items in the amount of $1.8 million reflected in the historical financial statements for the six months ended June 30, 2011, represent direct third party costs, primarily legal and advisory fees, incurred by Aliante Gaming after the Petition Date in connection with the Restructuring Transaction and the Chapter 11 Case. The amounts included in reorganization items are factually supportable by third party invoices. As a result, expenses for all reorganization items of the Predecessor have been removed from the pro forma results as the reorganizational items would have been incurred prior to the effective date and would not have a continuing impact on operations.
Exhibits
5.	We note your response to comment 5 in our letter dated September 6, 2011 and that you are the beneficiary of several slot machine participation leases. To the extent that these agreements are material, please file these agreements pursuant to Item 601(b)(10) of Regulation S-K.
Response to Comment 5
     No individual slot machine participation lease is viewed by the Company as a material contract. As a result, we have not included such slot machine participation leases as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K.
6.	It appears that you have not responded to comment 22 in our letter dated September 6, 2011. Please provide a response to this comment in your next correspondence.
Response to Comment 6
           On the Effective Date, Aliante Gaming will become a wholly-owned subsidiary of the Company. The Company will have no other subsidiaries. We will

ALST Casino Holdco, LLC

provide a list of subsidiaries pursuant to Item 601(b)(21) promptly following the Effective Date.
* * * *
          If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3458 or K. Ruth Wahl at (212) 373-3675.
Sincerely,
/s/ Gregory A. Ezring
Gregory A. Ezring

cc:	Soohyung Kim ALST Casino Holdco, LLC